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H/O 3/7

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FEB 29 2008

Washington, DC
103

SECURIT 08030214 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conning Research & Consulting, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza
(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Forella (860)299-2167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

OATH OR AFFIRMATION

I, Glenn Heiser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conning Research & Consulting, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Glenn Heiser
Signature

Director
Title

William Bourque, Esq.
~~Notary Public~~
Comm. of the Superior Court

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Conning Research & Consulting, Inc.

Financial Statements and Supplementary Schedules pursuant to Securities and Exchange Commission Rule 17a-5 as of December 31, 2007 and 2006 for the years then ended

Conning Research & Consulting, Inc.
Index
December 31, 2007 and 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford, CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors of
Conning Research & Consulting, Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of operations, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Conning Research & Consulting, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2008

CONNING RESEARCH & CONSULTING, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2007	December 31, 2006
ASSETS		
Cash and cash equivalents	$ 4,464,634	$ 3,460,862
Accounts receivable	-	404,712
Receivable from affiliate	299,227	304,593
Deferred income taxes	620,768	560,072
Prepaid expenses	240,672	17,045
Total assets	$ 5,625,301	$ 4,747,284
LIABILITIES AND SHAREHOLDER'S EQUITY		
Compensation payable	$ 1,382,194	$ 1,269,074
Due to affiliates	1,166,593	641,739
Deferred revenue	1,009,319	865,607
Income taxes payable	102,241	15,292
Other liabilities and accrued expenses	37,770	45,458
Total liabilities	3,698,117	2,837,170
Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding	10	10
Additional paid in capital	4,443,847	4,443,847
Accumulated deficit	(2,516,673)	(2,533,743)
Total shareholder's equity	1,927,184	1,910,114
Total liabilities and shareholder's equity	$ 5,625,301	$ 4,747,284

The accompanying notes are an integral part of these financial statements.

CONNING RESEARCH & CONSULTING, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Subscriptions & Publications	$ 2,297,656	$ 2,204,416
Consulting Fees	749,944	454,723
Sales and Marketing Fees	2,032,151	301,178
Interest income	166,305	95,210
Other income	35,000	-
Total revenues	5,281,056	3,055,527
EXPENSES		
Employee compensation and benefits	2,846,936	2,305,254
Occupancy and equipment	347,413	191,031
Marketing and production	195,537	175,485
Financial data services	263,125	174,976
Professional fees	1,514,378	314,885
Other operating expense	70,234	51,817
Total expenses	5,237,623	3,213,448
Income (Loss) before income taxes	43,433	(157,921)
Provision (Benefit) for income taxes	26,363	(56,376)
Net Income (Loss)	$ 17,070	$ (101,545)

The accompanying notes are an integral part of these financial statements.

CONNING RESEARCH & CONSULTING, INC.
STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance, December 31, 2005	$ 10	$ 4,443,847	$ (2,432,198)	$ 2,011,659
Net loss	-	-	(101,545)	(101,545)
Balance, December 31, 2006	$ 10	$ 4,443,847	$ (2,533,743)	$ 1,910,114
Net income	-	-	17,070	17,070
Balance, December 31, 2007	$ 10	$ 4,443,847	$ (2,516,673)	$ 1,927,184

The accompanying notes are an integral part of these financial statements.

CONNING RESEARCH & CONSULTING, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ 17,070	$ (101,545)
Changes in assets and liabilities:		
Accounts receivable	404,712	(404,712)
Receivable from affiliates	5,366	(176,849)
Deferred income taxes	(60,696)	(6,842)
Prepaid expenses	(223,627)	(7,550)
Compensation payable	113,120	293,443
Due to affiliates	524,854	(116,800)
Deferred revenue	143,712	36,470
Income tax payable	86,949	15,292
Other liabilities and accrued expenses	(7,688)	(84,515)
Net cash provided by (used in) operating activities	1,003,772	(553,608)
Net increase (decrease) in cash and cash equivalents	1,003,772	(553,608)
Cash and cash equivalents, beginning of the year	3,460,862	4,014,470
Cash and cash equivalents, end of the year	$ 4,464,634	$ 3,460,862
Supplemental disclosure:		
Federal income taxes paid to SRAH	$ 1,697	$ 19,175

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

Conning Research & Consulting, Inc. (the "Company") publishes in-depth insurance industry research covering major insurance industry trends, products, markets and business segments. The Company is a wholly-owned subsidiary of Conning & Company (the "Parent") which acquired 100% of the common stock of the Company in 2004. The Parent is a wholly-owned subsidiary of Swiss Re America Holding Corporation ("SRAH"). SRAH is a wholly owned subsidiary of Swiss Reinsurance Company ("Swiss Re").

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company serves as an introducing broker-dealer for the purpose of placing institutional investors and does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies followed by the Company are summarized below.

Revenue Recognition – Subscription and publication fees are recorded as income ratably over the subscription period, which is generally one year. Consulting fee income is recognized at the completion of the engagement. Sales and marketing fees resulting from the Company's participation in Clean Energy Partners L.L.C. (see Note 3) are recognized as earned.

Cash and Cash Equivalents – Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less.

Concentration of Credit Risk – Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents held at a creditworthy financial institution. During the year, cash was in excess of the Federal Deposit Insurance Corporation Insurance limit of $100,000. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Income Taxes – Income tax expense or benefit is based on income or loss reported in the financial statements. In accordance with Statement of Financial Accounting Standards 109, "Accounting for Income Taxes", deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The future benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not. The Company records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized. As of December 31, 2007 and 2006, there is no valuation allowance recorded as the deferred income tax asset is considered more likely than not to be realized.

For the years ended December 31, 2007 and 2006, the Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax return with SRAH. The executed tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 as of January 1, 2007. The impact of the provisions of FIN 48 are described in greater detail within the income taxes footnote (see note 5).

Prepaid Expenses and Other Assets – Prepaid expenses and other assets includes certain prepaid operating expenses which are amortized over their useful lives which is typically less than one year.

Compensation Payable – Compensation payable represents amounts payable to employees as a result of the Company's incentive compensation program during the normal course of operations, accrued pension amounts and post retirement benefits. Amounts are accrued in the period earned.

Use of Estimates – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 – INVESTMENT IN CLEAN ENERGY PARTNERS L.L.C.

The Company is a significant shareholder in one Variable Interest Entity which is not consolidated because the Company is not considered to be the primary beneficiary. The Company owns 25% and the other shareholder owns 75% of Clean Energy Partners, L.L.C. (the "GP"), a Cayman Islands limited liability company, which is the general partner for the European Clean Energy Fund, L.P. (the "Partnership"). The Company receives management fees for its role as a 25% shareholder of the GP. The Company also receives placement fees for placing investors with the Partnership, and carbon advisory services fees for advising the GP on the monetization of carbon credits and renewable energy certificates. The Company's participation in the GP began in the second quarter of 2006. The Company has no exposure to loss as a result of its involvement with the GP as it has not committed capital to the GP. The purpose of the Company's participation in the GP is to generate sales and marketing fees for the Company. Total placement fees, management fees and carbon advisory services fees recognized by the Company for the years ended December 31, 2007 and 2006 were $2,032,151 and $301,178, respectively, and are reported as a component of sales and marketing fees.

NOTE 4 – RECEIVABLES

Accounts receivable includes amounts due for consulting engagements and broker/dealer fees of the Company. Based on management's assessment that all outstanding amounts are fully collectible, no allowance for doubtful accounts was recorded at December 31, 2006.

NOTE 5 – INCOME TAXES

The current and deferred (benefit) / provision for income taxes reflected in the statement of operations is as follows:

	2007	2006
Current income tax provision		
Federal	78,976	1,771
State	8,083	8,411
Deferred income tax provision		
Federal	(58,109)	(55,859)
State	(2,587)	(10,699)
Total income tax provision	$ 26,363	$ (56,376)

At December 31, 2007, the effective tax rate of 60.70% and 35.70% was higher than the statutory federal tax rate of 35%, due to the impact of (i) state and local taxes

(17.38% and 2.47%); (ii) offset by provision to return adjustments (0% and -1.02%), (iii) non-deductible expenses (2.91% and 0%), and (iv) other adjustments (5.41% and 0%) to federal, state and local taxes, respectively.

	2007	2006
Deferred tax assets:		
Accrued bonus and other accrued items	$ 415,647	$ 298,452
Post retirement benefits	62,178	47,202
Accrued pension	91,128	140,404
AMT Credit	-	8,102
State net operating losses	53,376	65,912
Gross deferred tax assets	$ 622,329	$ 560,072
Valuation allowance	-	-
Total deferred tax assets	$ 622,329	$ 560,072
Deferred tax liabilities:		
Other	($ 1,561)	$ -
Gross deferred tax liabilities	($ 1,561)	$ -
Net deferred tax assets	$ 620,768	$ 560,072

At December 31, 2007, the Company had approximately $1,094,900 of net operating loss carryforward available for state and local income tax purposes. These attributes will expire in 2022.

The Company adopted FIN 48 on January 1, 2007 and recognized no adjustment to the opening balance of retained earnings.

As of the date of adoption, there were no unrecognized tax benefits, including interest and penalties. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months. The Internal Revenue Service is currently auditing the 2002-2004 tax return years of SRAH and it's subsidiaries.

NOTE 6 – EMPLOYEE PROFIT SHARING AND RETIREMENT PLAN

Defined Contribution Plan - The Company participates in the retirement savings plan sponsored by Swiss Re, the Swiss Re Group U.S. Employee's Savings Plan ("SR Savings Plan"). The SR Savings Plan is a defined contribution plan in which eligible

employees of the Company may elect to participate. The SR Savings Plan provides for contributions by employees and matching contributions by the Company, subject to certain limitations. Matching contributions made in 2007 and 2006 were $63,037 and $57,511, respectively, and are reflected in the Company's statement of operations.

Employee Retirement Plan – The Company participates in the Swiss Re Group U.S. Employees' Pension Plan, a qualified, noncontributory defined benefit pension plan sponsored by SRAH. The plan covers substantially all of the Company's employees. The Company has no legal obligation for benefits under this plan. SRAH allocates amounts to the Company based on salary ratios as compared to all companies participating in the plan. Pension expense for the years ended December 31, 2007 and 2006 were $167,087 and $163,991, respectively, and are reflected in the Company's statement of operations.

Postretirement Benefit Plan – The Company provides certain postretirement benefits to retired employees through a plan sponsored by SRAH. The Company has no legal obligation for benefits under this plan. Substantially all employees may become eligible for these benefits after meeting age and service requirements. Life insurance benefits are based on percentages of final salary and gradually reduce after retirement, with both maximum dollar and minimum percentage limits. Postretirement benefit expense for the years ended December 31, 2007 and 2006 were $37,555 and $23,653, respectively, and are reflected in the Company's statement of operations.

Incentive Compensation Plan – The Company has an Incentive Compensation Plan which provides for the payment of cash and Swiss Re American Depository Receipts ("ADRs") to certain employees. The amount of incentive compensation is based upon performance related criteria determined at the discretion of the SRAH Compensation Committee of the Board of Directors. Beginning with incentive compensation payments made in March 2008, a portion of the cash payments for certain highly compensated employees will be deferred into the Value Alignment Incentive Plan ("VAI") and will vest over three years. These deferred payments will be expensed over the three year deferral period, beginning April 1, 2008. The unamortized amount of deferred incentive compensation at December 31, 2007 is $71,875 and will be expensed by March 31, 2011. These deferred incentive payments will be subject to upside opportunity as well as downside risk based on established performance metrics of Swiss Re over the deferral period. If an employee terminates prior to a vesting date, the Company will not expense the unvested portion of the deferred payment. Amounts payable in ADRs do not vest until employees complete four years of continuous service following the date of grant. The full incentive compensation award is expensed in the year it is earned. In exchange for a payment by the Company equal to the market value of the ADRs at the date of grant, SRAH will provide the Company with ADRs as needed at future dates to meet the Company's obligations. The ADR receivable from SRAH and payable to employees are both marked to market at each balance sheet date. If an employee terminates prior to the vesting date, the Company will reduce compensation expense in the year of termination. At December 31, 2007, representing the third year the Company was eligible to participate in the plan, the amount included in receivable from affiliates and compensation payable was $299,227. At December 31, 2006, the amount included in receivable from affiliates and compensation payable was $304,593.

NOTE 7 – RELATED PARTY TRANSACTIONS

SRAH provides administrative services at the request of the Company including employee benefits and administration, pension, information services, tax, technology and other administrative support. Fees for these services for the years ended December 31, 2007 and 2006 were $617,373 and $322,294, respectively, and are reflected in the Company's statement of operations.

The Parent provides accounting, legal and compliance support to the Company related to the Company's operations as a registered securities broker dealer. Fees for these services for the years ended December 31, 2007 and 2006 were $85,000 and $85,000 respectively, and are reflected in the Company's statement of operations.

The premises occupied by the Company are leased by the Parent. The proportionate share of the lease costs including utilities and related property taxes are charged to the Company and reflected in the statement of operations for the current period.

Expenses for the years ended December 31, 2007 and 2006 were $80,557 and $68,255, respectively.

The Company's operating expenses are funded by Conning Asset Management Company ("CAM"), a wholly owned subsidiary of the Parent. The Company settles the due to affiliate balances generated by these operating expense transactions monthly.

Swiss Reinsurance Company Zurich ("SRZ") provides technology services to the Company. These services include network, workplace, web and portal, and traveling user charges. Expenses for these services for the years ended December 31, 2007 and 2006 were $31,219 and $15,578, respectively.

The Company provides subscription services of their library of publications to ("CAM"), which includes analysis for the life insurance industry, as well as research services. Fees for providing this service were $300,000 for each of the years ended December 31, 2007 and 2006 and are reflected in the Company's statement of operations.

Conning Asset Management Ltd. ("CAML") and Conning Asset Management (Europe) Ltd. ("CAMEL") provided placement services to the Company by soliciting European investors to commit capital to the European Clean Energy Fund L.P. ("ECEF") and Securis Fund I ("Securis"). Placement fees that the Company receives from Clean Energy Partners, L.L.C. (the "GP" of ECEF) and Securis, that are associated with placements made by CAML or CAMEL are paid directly to CAML and CAMEL by the Company and are not recognized as income. Total placement fees paid to CAML and CAMEL in 2007 and 2006 were $1,135,984 and $486,703, respectively.

The Company also uses the placement services of an unaffiliated Canadian entity to solicit Canadian investors to commit capital to the ECEF. The Company pays this unaffiliated entity 75% of placement fees received from the GP for placements made by them. The Company recognizes these payments as Professional fees. The amount of payments to the unaffiliated entity which was recognized as an expense during 2007 totaled $435,632 and $0 in 2006.

Swiss Re Financial Services Corporation ("SRFSC") provides carbon sub-advisory services to the Company in the area of advising the GP on the monetization of carbon credits and renewable energy. The Company is required to pay 50% of the carbon advisory services fees it receives from the GP to SRFSC as a carbon sub-advisory services fee. The portion of the Company's carbon advisory services fees paid to SRFSC are not recognized as income. Total carbon sub-advisory services fees paid to SRFSC in 2007 and 2006 were $100,000 and $37,375, respectively. Total carbon sub-advisory services fees currently payable to SRFSC at December 31, 2007 and 2006 were $0 and $25,205, respectively, and are reflected in Due to affiliates.

Receivable from affiliate is comprised of the following:

	2007	2006
Due from Swiss Re America Holding	$ 299,227	$ 304,593
Total due from affiliates	$ 299,227	$ 304,593

Due to affiliates is comprised of the following:

	2007	2006
Due to Conning Asset Management	$ 1,013,014	$ 485,937
Due to Swiss Re Zurich	1,015	-
Due to Swiss Re America Holding	9,465	16,284
Due to Swiss Re Financial Services	143,099	139,518
Total due to affiliates	$ 1,166,593	$ 641,739

It is possible that the terms of the transactions mentioned above are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 8 – COMPENSATION PAYABLE

Compensation payable is comprised of the following:

	2007	2006
Bonus and profit sharing	$ 698,500	$ 494,000
Pension payable	228,535	352,105
ADR payable to employees	299,227	304,593
Postretirement benefit	155,931	118,376
Total compensation payable	$ 1,382,193	$ 1,269,074

NOTE 9 – OTHER LIABILITIES AND ACCRUED EXPENSES

Other liabilities and accrued expenses is comprised of the following:

	2007	2006
Other payable	$ -	$ 41,075
Audit fee payable	34,800	1,397
Sales tax payable	2,970	2,986
Total other liabilities and accrued expenses	$ 37,770	$ 45,458

NOTE 10 – OTHER OPERATING EXPENSE

Other operating expense is comprised of the following:

	2007	2006
Dues and membership	$ 9,627	$ 9,090
Telephone expense	5,433	3,582
Bank fees	16,607	12,375
Corporate licenses and fees	3,735	8,140
Insurance	10,587	8,049
Foreign currency translation	14,967	5,342
Other	9,278	5,239
Total other operating expense	$ 70,234	$ 51,817

NOTE 11 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires the maintenance of a minimum net capital, as defined, of $246,541 at December 31, 2007. At December 31, 2007 the Company had net capital of $1,185,618, which was $939,077 in excess of the required net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately 3.12 to 1. Net capital may fluctuate on a daily basis.

The allowable credit for bonus accrual, net of taxes, results from the Company's incentive compensation which is accrued but is not contractually payable until approved by the Board of Swiss Re in March, 2008.

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2)(i).

SCHEDULE I

CONNING RESEARCH & CONSULTING, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

Total shareholder's equity		$ 1,927,184
Add:		
Allowable credit for Bonus accrual, net of tax (Note 11)		419,100
Total shareholder's equity qualified for net capital		2,346,284
Less non-allowable assets:		
Deferred income taxes	$ 620,768	
Receivable from affiliates	299,227	
Prepaid expenses and other assets	240,672	1,160,667
Net capital		$ 1,185,618
Total aggregate indebtedness		$ 3,698,115
Minimum net capital requirement (6.667% of aggregate indebtedness or $5,000, which ever is greater)	$ 246,541	
Net capital in excess of requirements	939,077	
Net capital		$ 1,185,618
Ratio of aggregate indebtedness to net capital		3.12 to 1

There are no material differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of December 31, 2007.

SCHEDULE II

CONNING RESEARCH & CONSULTING, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

The Company is exempt from the provision of Rule 15c3-3 in accordance with Section k(2)(i).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford, CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

To the Board of Directors of
Conning Research and Consulting, Inc.:

In planning and performing our audit of the financial statements of Conning Research and Consulting, Inc (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2008

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